Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-187807 on Form S-4 of our report dated February 15, 2013, relating to the consolidated financial statements of Office Depot de México, S. A. de C. V. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America), appearing in the Annual Report on Form 10-K of Office Depot, Inc. for the year ended December 29, 2012 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/Ma. Isabel Romero Miranda

Ma. Isabel Romero Miranda

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

México City, México

May 20, 2013